UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TransAlta Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

89346D107
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Marquard & Bahls AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,033,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,033,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,033,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 This percentage is calculated based upon 271,034,933 common shares outstanding of the Issuer as of December 31, 2021, as reported on the cover of the Issuer’s Annual Report on Form 40-F for the fiscal year ended December 31, 2021 that was filed with the Securities and Exchange Commission on February 24, 2022. All share numbers for the holdings of the reporting person reported in this Schedule 13G are as of the close of the market on December 31, 2022.

Item 1(a).	Name of Issuer:

TransAlta Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

110 – 12th Avenue S.W.
Box 1900, Station “M”
Calgary, Alberta, Canada T2P 2M1

Item 2(a).	Name of Person Filing:

Marquard & Bahls AG

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Koreastrasse 7
Hamburg, Germany 20457

Item 2(c).	Citizenship:

Germany

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

89346D107

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 15,033,000

(b)	Percent of class: 5.5%[2]

(c)	Number of shares as to which the person has:

2 This percentage is calculated based upon 271,034,933 common shares outstanding of the Issuer as of December 31, 2021, as reported on the cover of the Issuer’s Annual Report on Form 40-F for the fiscal year ended December 31, 2021 that was filed with the Securities and Exchange Commission on February 24, 2022. All share numbers for the holdings of the reporting person reported in this Schedule 13G are as of the close of the market on December 31, 2022.

(i)	Sole power to vote or to direct the vote: 15,033,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 15,033,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

MARQUARD & BAHLS AG

By:	/s/ Stefan J. Schaefers
Name: Stefan J. Schaefers
Title: General Counsel

By:	/s/ Irina Grigorenko
Name: Irina Grigorenko
Title: Chief Investment Officer